Filed by Annaly Capital Management, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: MTGE Investment Corp.

Commission File No.: 001-35260

On May 3, 2018, Annaly Capital Management, Inc. (“Annaly”) hosted a conference call to provide supplemental information regarding Annaly’s pending acquisition of MTGE Investment Corp. (“MTGE”) pursuant to the Agreement and Plan of Merger, dated as of May 2, 2018, by and among Annaly, MTGE and Mountain Merger Sub Corporation. A copy of the transcript from this call follows.

Annaly Capital Management Q1 Earning Conference Call

May 3, 2018

C: Jessica LaScala; Annaly Capital Management; IR

C: Kevin Keyes; Annaly Capital Management; Chairman, CEO and President

C: David Finkelstein; Annaly Capital Management; CIO

C: Glenn Votek; Annaly Capital Management; CFO

P: Doug Harter; Credit Suisse

P: Bose George; KBW

P: Rick Shane; JP Morgan

P: Ken Bruce; Bank of America Merrill Lynch

Operator

Good day everyone and welcome to the Q1 2018 Annaly Capital Management Earnings Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key, followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star then one on your touchtone phone. To withdraw your question, please press star then two. And please note that today’s event is being recorded. I would now like to turn the conference over to Jessica LaScala. Please go ahead.

Jessica LaScala – Head of Investor Relations

Good morning and welcome to the First Quarter 2018 Earnings Call for Annaly Capital Management, Inc.

Any forward-looking statements made during today’s call are subject to risks and uncertainties, which are outlined in the Risk Factors section in our most recent annual and quarterly SEC filings. These risks and uncertainties include but are not limited to the ability of the parties to consummate the proposed transaction on a timely basis (or at all) and the satisfaction of the conditions precedent to consummation of the proposed transaction. Actual events and results may differ materially from these forward-looking statements. We encourage you to read the forward-looking statements disclaimer in our earnings release in addition to our quarterly and annual filings.

Additionally, the content of this conference call may contain time-sensitive information that is accurate only as of the date of the earnings call. We do not undertake and specifically disclaim any obligation to update or revise this information.

During this call we may present both GAAP and non-GAAP financial measures. A reconciliation of GAAP to non-GAAP measures is included in our earnings release.

Also note that nothing on this call constitutes an offer to sell or a solicitation of an offer to purchase any shares, nor is it a substitute for the exchange offer materials that Annaly and its merger subsidiary have filed with the SEC.

Annaly and its merger subsidiary will file a tender offer statement on schedule TO. Annaly will file a registration statement on form S-4, and MTGE will file a solicitation/recommendation statement on schedule 14D-9 with the SEC with respect to the exchange offer.

The exchange offer materials, including an offer to exchange, a related letter of transmittal and certain other exchange offer documents, and the solicitation/recommendation statement will contain important information.

MTGE shareholders are urged to read these documents carefully when they become available because they will contain important information that holders of MTGE Securities should consider before making any decision regarding exchanging their securities.

The offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of MTGE common stock at no expense to them.

The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov.

Participants on this morning’s call include: Kevin Keyes, Chairman, Chief Executive Officer and President; David Finkelstein, Chief Investment Officer; Glenn Votek, Chief Financial Officer; Tim Coffey, Chief Credit Officer, Timothy Gallagher, Head of Commercial Real Estate and Michael Quinn, Head of Commercial Investments. Please also note this event is being recorded.

I’ll now turn the conference over to Kevin Keyes.

Kevin Keyes – Chairman, Chief Executive Officer and President

Thanks, Jessica. Good morning, everyone, and welcome to the call.

I would like to begin with a brief summary of Annaly’s acquisition of MTGE Investment Corp, which we jointly announced last evening.

First, I’d like to thank everyone who has been involved in this transaction, my team, our advisors and the Annaly and MTGE Boards of Directors. These deals obviously take a lot of hard work, and I personally very much appreciate the collaboration and the effort needed to successfully complete this deal. The strategic nature of this transaction is a unique combination adding to our franchise value and is in the near and long term best interests of our shareholders.

There are numerous ways in which all shareholders benefit from this transaction. To summarize I’ll review my Top 5: First – the asset and business diversification it offers; Second - the deal is accretive and the structure provides further upside; Third - the strategic synergies and cost savings to be realized; Fourth - the increased scale and liquidity of the combined company, and #5 the inherent value creation that consolidation brings to both Annaly and the mREIT industry.

On the first point, through this combination, Annaly’s evolution continues as we further expand our ability to invest in multiple areas across all four of our business segments. As it relates to MTGE’s portfolio, the assets are highly complementary and add meaningfully to our existing agency and non-agency portfolios. Additionally, MTGE’s countercyclical healthcare real estate assets will increase the number of our available investment classes to 37, approximately 3x as many as when our diversification strategy was initiated. The healthcare real estate properties also provide stable, long-term, triple net lease cash flows to our Company. Pro forma for the transaction, Annaly will have 27% of its capital allocated to interest rate insulating, lower levered, floating rate credit assets.

Secondly, Annaly’s shareholders can expect this deal to be accretive to core earnings, neutral to book value, deliver double digit cash-on-cash returns while not materially impacting Annaly’s current leverage and liquidity profile. The 50% cash/50% stock transaction structure provides MTGE shareholders the ability to capture an immediate premium to their existing ownership positions, while the equity component of the transaction enables them to share in the potential upside of the strategic combination.

Reason #3: Shareholders will benefit from significant and tangible cost efficiencies generated by Annaly’s scalable operating model, achieved both through a base management fee that is 30% lower than MTGE shareholders’ existing fee and the elimination of redundant G&A expenses once the merger is completed.

The 4th reason is in regard to scale and liquidity - this transaction grows our pro forma capital base to nearly $14.5 billion and increases our market capitalization to 25 times the median mREIT. And now with over $7.7 billion of unencumbered assets, and our diversified financing sources, our internal and external growth strategies are fueled with unmatched liquidity to maintain our ability to be opportunistic across our interest rate and credit businesses.

And finally – this acquisition further establishes Annaly as a disciplined, market leading consolidator. The deal represents Annaly’s 3rd transformative acquisition over the past few years with a combined value of $3.3bn – which equates to the total size of the smallest 14 mREITs in the sector. So yes, the industry still remains extremely fragmented.

Our leadership and belief in the need for consolidation is driven by our view that the mREIT industry has similar ingredients of other industry sectors in certain cycles of the past and present: The cycle goes like this: First, there is obvious oversupply and unsustainable growth, followed by underperformance (usually coupled with volatility), which leads to the resultant “required” rationalization, in order to have the chance for renewed outperformance.

A closely related sector which has already undergone this transformation over a longer period of time through consolidation is the Equity REIT industry. In the late 1990s, the Equity REIT sector expanded far and wide among real property asset classes as suffering banks, insurance companies and private funds spun out their real estate holdings into the more capital efficient

REIT structure. From 1997 until 2006 the sector flourished, with the total market capitalization of the Equity REIT industry more than tripling from $130 billion to $410 billion. An oversupply of IPOs and secondary issuance coupled with the onset of more challenging market conditions, led to sudden and dramatic underperformance at the end of that decade. A broad consolidation wave ensued, with over $138bn of M&A transactions taking place in 2006 and 2007 alone, removing approximately 33% of the total market cap of the sector. Since then, the Equity REIT industry has continued to mature, rationalize and healthily grow with the average industry player now over 3x times larger than the decade before. The higher quality, larger market leaders have especially outperformed, driving consistent industry growth that now amounts to a size of approximately $835bn today.

The parallels and comparisons of the evolution of the Equity REIT industry to our sector are obvious to me. Following the financial crisis and spurred by historically accommodative monetary policy, the mortgage REIT sector also ballooned in size, creating a growing supply/demand imbalance from the deluge of capital raised. From 2009 until the 2013 Taper Tantrum, over half of the 40 companies in the sector went public and the market cap of the mREIT sector nearly tripled – the same multiple of growth as the Equity REIT sector but in half the time — with almost $40 billion of equity capital raised. The Taper, coupled with the new Fed regime in early 2014, led to heightened market volatility and an abrupt pause in capital raising, leaving a large number of sub-scale, monoline operators not able to reach critical mass to operate efficiently and whose performance then began to suffer.

In April 2016, Annaly initiated the 1st wave of consolidation with our $1.5 billion acquisition of Hatteras. In the wake of our transformative transaction, and with an increased scrutiny on smaller less efficient companies, there have been 15 M&A deals and strategic processes announced in the mortgage REIT sector over the past two years for a total value of approximately $13 billion — nearly 25% of the sector’s market cap. Over the same period, while the number of mortgage REITs decreased byroughly20% from this consolidation, performance and valuations recovered and the average mREIT market capitalization grew by over 50%. Our ability to initiate industry altering change has brought unique value to our shareholders and helped the sector recover following the Taper. We have been a catalyst to help drive industry evolution while outperforming the sector and increasing our market share demonstrably since the Hatteras transaction.

In the past few months, as valuations have now reverted to below historical averages and volatility has returned to the market – the second wave of mortgage REIT consolidation is now upon us. We first demonstrated our resolve by buying a Company in the first quarter of 2016 when credit spreads were at their widest point since the Crisis, and now again, amidst the renewed market volatility we witnessed in the first quarter of this year, we are acquiring MTGE. And as I’ve consistently stated, given the numerous remaining small competitors, the sector is still in need of further rationalization.

The mREIT sector is not alone though, we are seeing similar dynamics driving the need for consolidation in certain other industries in the broader marketplace. At $1.1 trillion, First Quarter 2018 M&A volume was up 46% year over year, marking the most active first quarter ever. M&A activity is currently being driven by strategic buyers looking for diversification and complementary products or markets given the more challenging and volatile investment environment. It is also interesting to note that over two-thirds of this record First Quarter M&A volume is made up of the market’s yield sectors including Real Estate, Natural Resources, Telecom and Media and Financial Institutions. Recently published sell-side research has substantiated the argument that, over the long term, shareholders benefit from acquirers capitalizing on challenging market backdrops — transactions announced in periods of high volatility have historically outperformed deals announced in less volatile periods by a factor of 2x.

The ultimate winners in any fragmented industry in need of consolidation are those who have the platform, capital, liquidity, appropriate cost structure and expertise to be opportunistic. These key attributes allow Annaly to be more nimble when it comes to proactively seeking, evaluating and acting on these opportunities – and our shareholders continue to benefit from this discipline. We have established ourselves as an industry leader through our proven ability to take advantage of our unique internal and external growth strategies.

Now I’ll turn it over to David to go through our investment activity in the 1st quarter and the benefits of the merger across our portfolio in more detail.

David Finkelstein – Chief Investment Officer

Thank you Kevin. The first quarter saw a meaningful rise in interest rates, which was fueled by a positive domestic growth outlook, a Federal Reserve signaling for a continued steady pace of interest rate hikes, and rising levels of public debt. A further challenge to managing mortgage portfolios came from a widening in Agency MBS spreads coincident with the rate selloff and flattening of the yield curve. Meanwhile, credit spreads saw a modest widening, which occurred largely amid the increased volatility in equity markets, but spreads still remain at post crisis tight levels.

Prior to discussing the onboarding of the MTGE portfolio, I do want to provide details on the first quarter, and I’ll begin with the Agency portfolio. Our efforts in Agency were largely focused on managing leverage and duration in light of interest rate and spread volatility throughout the quarter. We reduced our TBA position and significantly increased our interest rate hedges to a hedge ratio of 94%. Consequently, we ended the quarter with slightly lower economic leverage and a meaningfully reduced sensitivity to interest rate fluctuations. We achieved this despite the reduction in equity as well as the MBS duration extension associated with higher interest rates. Specifically with respect to our hedge composition, we substituted out of our Eurodollar futures, and replaced those hedges with shorter-dated interest rate swaps, which explains our higher swap balance, and combined with the restrikes that we completed in the fourth quarter, lowered the overall pay rate on our swaps portfolio. Also of note, the spike in LIBOR this year has had a beneficial impact on our liabilities considering that repo rates have tracked overnight index swaps more closely than LIBOR, which has led to a receive rate on our swap portfolio well in excess of the financing rate on our repo portfolio. LIBOR remains elevated, but the forwards do imply a normalization of the relationship between OIS and LIBOR as the year progresses, nonetheless we anticipate this dislocation to remain a tailwind over the very near term.

Turning to residential credit, the modest growth in our portfolio was concentrated in the whole loan sector, as we funded over $180mm of loans in the first quarter. In February, we executed call rights on two of our legacy securitizations, giving us access to $218mm of seasoned, prime whole loans. With these loans, along with an additional $122mm of loans held on balance sheet, we securitized into a rated RMBS transaction. Through the securitization, we sold $279mm of AAA’s at L+65 with a 90% advance rate and Annaly retained approximately $60mm of credit investments and Interest Only (IO) certificates with an expected unlevered yield of high single digits to low double digits. While we had the option to finance these loans through our FHLB membership, we opted to capitalize on the strong securitization market, as evidenced by the robust new issue pipeline year to date. Executing our inaugural residential securitization, establishes Annaly as an issuer in the space, broadens our financing options for the sector, and provides us with additional flexibility in growing our whole loan portfolio.

Our Middle Market Lending platform continues to be a growth engine for our credit businesses, as we net added $140 million in assets last quarter, bringing the total portfolio to roughly $1.2bn. While we maintain nearly 60% of the portfolio in first lien loans, we are seeing an increase in second lien opportunities that align with our strategy of selecting companies in highly defensive industries that have an ability to rapidly de-lever, which gives us second lien pricing at first lien like leverage. Our commercial real estate business grew very modestly this past quarter given our cautious stance on commercial credit and valuations, however, we did increase our CMBX holdings from $125 million to nearly $300 million, as synthetic exposure remains inexpensive relative to cash CMBS as well as direct lending.

With respect to the MTGE portfolio, (as Kevin discussed) the Agency and residential credit assets fit well with our current strategy, and we expect a seamless onboarding given our ability to value the assets and integrate those positions into our existing portfolio. Also of note, the additional agency leverage through the cash component of the acquisition is a profitable replacement for a portion of the roughly $7 billion Agency assets we reduced our portfolio by in the first quarter. Regarding the health care portfolio, although these assets are unique to our current strategy, we do have specific expertise in the sector within both our commercial and middle market-lending businesses that has been instrumental in evaluating those assets, and we are enthusiastic about the introduction of the health care portfolio into our current diversification strategy. Furthermore, the combined efforts of our commercial and MML platforms will be instrumental in optimizing the value of those assets. Given the stock-mix, we do expect overall leverage to increase very modestly, but this is within our target range, and we are comfortable with the additional agency exposure at current interest rate and spread levels.

Lastly, regarding our views going forward, we are considerate of the prospect of rates rising further, driven by the same dynamics that led rates to rise in Q1. Thus, we expect to maintain greater interest rate protection over the near term than we would typically operate at current rate levels. That said, several factors including the relative attractiveness of U.S. yields and a fading storyline of synchronized global growth suggest there to be a plausible ceiling on rates, which we will reach should the selloff continue at a pace similar to Q1. In credit - Securitized products – both Non-Agency and Commercial, present somewhat of a challenge for levered investors given that asset spreads have tightened significantly more than the compression in financing spreads. Our broader diversification strategy however, enables us to focus on areas where we have a distinct advantage, such as residential whole loans and middle market lending, both of which we expect to grow over the near term. We are seeing more opportunities in the commercial space, but we will remain disciplined in light of asset valuations and focus on credit fundamentals as we seek value in that sector.

With that, I will hand it over to Glenn to discuss the financials.

Glenn Votek – Chief Financial Officer

Thank you David, and good morning.

Beginning with our GAAP results, first quarter GAAP net income was $1.3B, or $1.12 per share, compared to approximately $750M or $0.62 per share for Q4. The primary factor driving the results was unrealized gains on interest rate swaps, which improved by approximately $490M for the quarter. Additionally, net interest income increased over $85M on a combination of increased coupon income and lower premium amortization expense as CPR’s slowed.

Core earnings excluding PAA were relatively flat to last quarter at $385M, or $0.30 per share. This compares to core earnings including PAA of $0.41 per share as the PAA for the quarter was a benefit of approximately $0.11, versus a cost last quarter of $0.01 and was driven by the slower speeds.

Among the highlights for the quarter – Higher agency MBS average balances produced an increase in coupon income, which was partially offset by higher amortization ex PAA. Additionally, our Resi loan and MML portfolios contributed to the increase in interest income, while dollar roll income was relatively flat. Interest expense increased driven by higher repo balances in the quarter and higher rates, with the average rate rising to 164 bps from 141 bps the prior quarter. A significant portion of the increased funding cost was mitigated by a reduction in interest costs related to our swap hedges, which were impacted by the factors that David enumerated. As a result, the hedge portfolio at period end is now in a net receive position which will benefit us in future quarters. The hedge book limited the rise in our overall funding cost to a mere 7 basis points, which also limited the impact on our net interest spread for the quarter, as well as our net interest margin which actually increased slightly.

Our key financial metrics remained solid. In addition to net interest margin and net interest spread, Core ROE ex-PAA, was unchanged at a healthy 10.7%, and our operating efficiency metrics remained at favorable levels consistent with the scale benefits of our operating platform. Turning to the balance sheet, while average interest earning assets were up slightly during the quarter, portfolio assets ended the period down approximately $1.9B, with the decline largely coming from the agency portfolio, additionally the TBA notional position ended the period down approximately $7B. The middle market lending portfolio grew $141M or 14%, and our Resi loan portfolio likewise saw further growth in the quarter. From a capital allocation standpoint, the credit portfolios represented 26% of allocated capital, up from 24% the prior quarter. Balance sheet leverage was up modestly to 6.1x, while economic leverage declined to 6.5x. And book value declined to $10.53 per share, from $11.34 the prior quarter.

During the quarter we further enhanced the depth, diversification and economics of our funding and capital sources. Beginning with repo, we took advantage of the rates market and termed out portions of the repo book with the weighted average maturity extended by 14 days, ending the quarter at 72 days. We also continue to have success growing our counterparties both at the Annaly and Broker/Dealer level. Additionally, we diversified our resi whole loan funding beyond FHLB with the debut securitization that David noted, establishing another source of attractive funding for that business.

Following our $425M offering of 6.5% preferred stock early in the quarter, which was a record low coupon among unrated issuances, we called $412M of higher cost preferreds, which contributed to, what is now, an aggregate 56 basis point reduction in the cost of our preferred capital.

And a final thought on the MTGE transaction to add to the remarks provided by Kevin and David, the transaction is accretive to earnings and allows us to take further advantage of our operating platform as we expect to generate run rate cost synergies of over $15M per year, with a major component coming from the reduced management fee. And the consideration structure, including Annaly stock, allows both companies’ shareholders to participate in the future value of Annaly.

With that, William, we are ready to open it up to questions.

Operator

Thank you, we will now begin the question and answer session. To ask a question you may press star then one on your touch-tone phone. If you are using a speaker phone, please pick up your handset before pressing the keys. To withdraw your question, please press star then two, and at this time we will pause momentarily to assemble our roster. And it looks like our first questioner today will be Doug Harter with Credit Suisse. Please go ahead.

Doug Harter

Thanks. Kevin, on the acquisition, the prior two acquisitions you made were at discounts to book and while I hear the other benefits you have to the acquisition, can you just talk about why at this price versus the discounts on the other two deals?

Kevin Keyes

Sure. I will give you the short Reader’s Digest version and we can go into as much details as you like, Doug. First, you know the way we value these companies, the public companies anyway, externally and anything we value internally, we look at more than one metric, as you might imagine. But in terms of your question, you know book value relative to the previous two deals, the short answer is that this portfolio, frankly, reflects the least risk versus the other two. A large percentage of the assets are obviously agency and resi credit, of which not only is it fairly transparent in terms of those relative valuations but frankly, I think we are probably one of the best in the world at understanding not just the current valuations but frankly the potential valuation given where we are in the cycle. So the multiple reflects, really, a relatively pristine portfolio on the agency and resi credit side and then you know the ultimate call option here are the other assets predominantly made up and represented by the healthcare portfolio.

So you know in CreXus, that was a different and a different cycle. That company was smaller and more of a liquidity trap with a different type of origination model, so that discount made sense, tied to the assets in the portfolio at the time. And with Hatteras, you know that company not only was predominantly made up of floating rate ARMs but it had an operating entity within it that was highly costly to run which not only impacted their valuation, it impacted their liquidity. So all these deals are relative and I think where we ended up striking the price here, I think is a very good balance of, we definitely have potential upside with the portfolio across the board and the transaction structure was structured accordingly for that for the shareholders. So you get the premium and you get the upside, but basically this valuation and where it came out is really tied to the transparency of the assets in the portfolio.

The other thing, the additional vig here is you know folding into our company and our operating platform, you know we are going to this run this thing three times more efficient than it was as a standalone company, which is always our goal to plug-and-play and make it accretive not just on earnings, but make it accretive tied to additional cost savings.

Doug Harter

Thank you Kevin. And then on the healthcare assets, is that something that you will look to continue to originate or just hold the existing assets?

Kevin Keyes

You know we’re analyzing it now. What I think is unique about this is, we are one of the few companies that have the internal expertise to not just manage these assets, but to figure out the strategy of a healthcare portfolio. So you know we’re assessing it. I think it’s a platform that we think, on a relative value basis, is a good entry point. I think any time you do these types of deals, people are kind of skeptical about our “diversification”, but the fact that we’re able to onboard that type of portfolio should exemplify the people that we have businesses within our businesses. We have expertise within the commercial real estate group, you know a group within a group that manage these portfolios historically, both on the equity side and the debt financing side. This is a real diversification play and we are not guessing about how to manage them. We are just early-stage in terms of how we are going to think about growing it.

Doug Harter

Great. Thank you.

Kevin Keyes

Thanks.

Operator

And our next questioner today will be Bose George with KBW. Please go ahead.

Bose George

Hi. Good morning. Actually, in terms of the deal, once we include the cash component of the deal, will your leverage go up? Or are you just going to rotate cash from other investments to finance the deal?

David Finkelstein

Hi Bose, this is David. As I said in my prepared comments, leverage should go up about two-tenths of a turn. But again that’s perfectly well within our comfort range. So we ended the quarter at 6.5 times. Right now, I would say we should end around 6.75 but will oscillate around that and things could change.

Kevin Keyes

And the structure was meant to you know come up with the optimal pro forma capitalization and it’s even frankly more conservative on a leverage basis than at the time of Hatteras where I believe on that deal our leverage went up about 0.5 turns. So we backed into where we wanted to be. We didn’t end up where we didn’t want to be.

Bose George

Okay. That makes sense. Thanks. And then actually switching to the LIBOR-OIS spread, can you just quantify the benefit as long as that kind of remains where it is, what the benefit to your spread is?

David Finkelstein

Sure. So right now LIBOR-OIS is about 51 basis points, Bose. It’s been as high as about 59. It’s come up over the past couple of weeks. We think it’s probably in upwards currently of 20 basis points outsize relative to where it will normalize roughly a year from now but a lot of that normalization will come over the very near-term. In fact, the forwards price LIBOR-OIS to converge by about 10 basis points just this quarter. So it’s a small tailwind for us but nonetheless, it will help this quarter. In terms of our overall swap expense, I think we were at $48 million for this quarter. With a positive spread, now we expect our swap expense to actually be a benefit to the tune of around $35 million to $40 million based on the forwards this quarter at the end of the quarter. And again repo expenses are going up with the fed hikes, so that offsets that to some extent.

Bose George

Okay. Great. Thanks. And then actually just one more on book value. Can you just comment on how book value has trended quarter-to-date?

David Finkelstein

Sure. So as of month-end on Monday, we were roughly unchanged on the quarter. The snapshot was $10.50 versus $10.53 at the quarter-end.

Bose George

Okay. Perfect. Thank you.

Operator

And our next questioner today will be Rick Shane with JPMorgan. Please go ahead.

Rick Shane

Hi guys. Thanks for taking my questions this morning. I just want to talk about the swap strategy in the implications. Obviously, you increased the hedge ratio. You chose to do that frankly in a shorter duration than you have over the past couple of years. Was that just a function of pricing? Or how should we be thinking about this?

David Finkelstein

Rick, this is David. So the reason why it’s shorter duration is because we replaced our Eurodollar futures which are all relatively short duration. So those were roughly duration matched. When we took off the Euros, we simultaneously added swaps. And since those were short duration, the swaps matched those duration. But we didn’t change our overall curve profile. In fact, currently we are somewhat spread across the curve, I would say, in terms of our hedges. We do think the front end is relatively inexpensive. But I would say that we are considerate of both Fed expectations as well as investor constraints at the long end of the curve that necessitate investment out of the curve, despite a relatively low longer term rates, such as pensions. And so we’re agnostic in terms of the curve and do not have curve trade on.

Rick Shane

Got it. And I am going to ask a dumb equity guide question, but the Eurodollar position was $17 billion position. The notional value of the swaps went up by about $30 billion. Is there something that’s different in the convexity of those two instruments, why you would increase why effectively it would be 2X in terms of swap position?

David Finkelstein

No, Rick. They were one-for-one match. There is not an economic difference or material economic difference between Eurodollars and swaps, but why you see the increase in balance is, as we talked about last quarter, the increase in hedges associated with the rate selloff and a desire for greater interest rate protection.

Rick Shane

Okay. Got it. Thank you guys.

Operator

And our next questioner today will be Ken Bruce with Bank of America Merrill Lynch. Please go ahead.

Ken Bruce

Thanks. Good morning. I have a couple of different questions. I guess first on the acquisition and the diversification. Kevin, do you feel like you know at this point this is diversification for diversification sake? Or are there specific capabilities or different asset classes that you are looking to add to the portfolio?

Kevin Keyes

I don’t think we are confusing motion with progress, if that’s your question. I think, what we have done is we have just — I picture us as we’re a company built for the future and I don’t want to get too hokey but this we spent a lot on R&D within our strategies over time. And you know the resulting factors, did I expect to have 37 different options in the four businesses three years ago? No, we didn’t target each and every one of them. We have recruited and hired people that are really good athletes that can do more than one thing and that’s how we have been able to scale, grow and diversify.

So the product of our strategy, you know diversification for diversification sake, it’s really been a function of having the most athletic talent in complementary businesses in both highly liquid sectors and in credit businesses that are more opaque and less competitive. So it’s really been a plan. It hasn’t been like random. And I think, at the end of the day, the takeaway or the easiest way to describing what the goal was, was really to have a plug-and-play strategy where you can be opportunistic when you have the most options and the most cards on your side of the table.

So as we talked before, in difficult market environments over different cycles, it’s nice to not have to be perfectly right every single time you are making an investment. And when you have more options, you have more room for error. So we won’t stay we are the smartest guy in the room. But we are the biggest, most liquid guy in the room with the most options. So by definition, we should be the most stable and we should have more opportunities than anybody else. It’s kind of that simple.

Ken Bruce

Right. The reason I ask is, I guess from my point of view, you have got a lot of the capabilities for investing in some of these different asset classes anyway and obviously you could with those capabilities, you could replicate the portfolio. So I am trying to understand if you see this as a good financial transaction in the context of the assets or if this is an exercise in terms of consolidating capital across the industry, which from my point of view ultimately is what is going to occur and for those managers that aren’t successful enough to keep up with their peers, those are the ones who are going to fall by the wayside. So I guess that’s what I am trying to understand, if this is a basically consolidation of capital?

Kevin Keyes

I would say, yes and yes. Right, I think we are built, the way we are going to consolidate is because we are diversified. There are certain companies you know that if your one or two strategies or in this case three, they were complementary, there is not many companies that match-up that way. So diversification allows you to be more opportunistic. And the second part of it is, yes, I’ve said, I think people and we laugh about it, I think couple of years ago when I first opened my mouth about consolidation when my role transitioned, it was definitely my opinion, the markets are always about a race for capital and the strongest survive.

And our sector just happens to be one where I will take the high road, but it’s been a sector with more smaller companies than most other industries. And I also pointed to the BDC industry as another parallel. And the reason I bring up the equity REIT industry that you are familiar with, Ken, is obviously it’s a more mature industry today and it’s close to $1 trillion in value in terms of market cap, but in the early 90s, you know no one even really knew how to spell REIT in the equity market.

So not that we are going to $1 trillion as an industry in 10 years, I just think the strongest survive and it is a race for capital because investors are smart and capital is limited and they are only going to invest their capital in the best companies. And I think that analogy directly applies to our industry and our strategy. And our goal is not just to consolidate for the sake of consolidating. Our goal is to tick off you know the best opportunities, both internally and externally that maintain and grow our capital base and keep this engine churning out stable earnings and cash flow. So it’s yes and yes.

Ken Bruce

Yes. I appreciate that commentary. I guess from the perspective of the market today, there is still a target rich environment out there. My last question as it relates to the increasing of the hedging strategy. I am not trying to be critical here. I guess I am trying to understand if in fact that you are increasing hedging at the time that volatility is also increasing. Is that an efficient way to essentially position the portfolio? Or are you always chasing the market? Sorry for that types of questions, because I know it’s a little hypothetical, but if you could just give us some sense as to how you think about that?

David Finkelstein

Hi Ken, this is David. I would say, it’s perfectly consistent with the increased volatility. If you just look at this quarter, rates are 20 basis points higher. We obviously went through 3% and I think the hedge positions that we added has certainly protected book this quarter. And just the fact that the matter is, you are just not getting paid as much for taking interest rate risk, given the volatility and other factors like the flatness of the curve. And so it just makes more sense to have a better protected portfolio from a hedging standpoint. And we will maintain that position until we feel like rates have gotten to a point where the market looks cheap or other factors through the diversification strategy enable us to take off hedges.

Kevin Keyes

And I think the endpoint is tied to your first question, why are we diversified and what’s the goal of consolidation? And in here, I think your question on just this quarter, the strategy, it’s been consistent with David and the team over the past three or four years. I don’t think we have been really chasing much of anything. I went back and we studied for these calls but our book value performance has been quite good.

I think we are about 300 basis points in better protection than the rest of the sector over the past six quarters, which involve some of the most volatile time periods. So we are building this model to protect capital in order to be opportunistic to grow it. You have to got to protect it if you are going to net net grow it. But I think we look at over time, not just one quarter and you know that whole speech, but the strategy doesn’t just pop up once the market chips.

We monetized a good portion of assets in the first quarter, you know because the market was getting more volatile and by the way, it freed us up to do this acquisition much more efficiently and our leverage barely had to move because we had positioned that way in front of it. So it’s all tied together but I think quarter-to-quarter thinking is not what we are really preoccupied with where others probably are because they are financed month-to-month or quarter-to-quarter and they have you know thirty-day dividends and other short-term restrictive parameters that they have to keep to. We don’t have to do deal with that stuff.

Ken Bruce

All right. Okay. Thank you very much. I appreciate it.

Kevin Keyes

Thanks Ken.

Operator

And this will conclude our question-and-answer session. I would like to turn the conference back over to Kevin Keyes for any closing remarks.

Kevin Keyes

Thanks everyone for dialing in and for your interest in Annaly Capital and we will speak to you all next quarter.

Operator

And the conference has now concluded. Thank you for attending today’s presentation and you may now disconnect your lines.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the exchange offer materials that Annaly and its merger subsidiary will file with the SEC. At the time the exchange offer is commenced, Annaly and its merger subsidiary will file a tender offer statement on Schedule TO, Annaly will file a registration statement on Form S-4, and MTGE will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MTGE STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MTGE SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of MTGE common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8 Annaly (1-888-826-6259).

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Annaly files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Annaly at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Annaly’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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